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EXHIBIT 99.5

LIBERATE TECHNOLOGIES

COMPENSATION COMMITTEE CHARTER

I.    ORGANIZATION

        The Compensation Committee will consist of at least two independent directors elected by the Board. "Independent director" under this Charter will have the same definition that appears in the Nasdaq Marketplace Rules or its successor publication. A chairperson may be designated by the Board.

II.    RESPONSIBILITIES

        The Committee's responsibilities shall be to:

        A.    Administer Liberate's 1999 Employee Stock Purchase Plan ("Purchase Plan") and to grant any award permitted under and administer Liberate's 1999 Equity Incentive Plan (the "Equity Plan"), as well as administer and grant any awards permitted under any future, active equity plans of Liberate ("Future Equity Plans"). The Compensation Committee shall have authority to grant awards permitted under the Equity Plan or any Future Equity Plans to any service provider, notwithstanding that the Board has delegated authority to a separate committee or the Board has retained for itself authority to grant options, unless the Board action creating such committee or retaining such authority shall state that the Compensation Committee shall not have that authority.

        B.    Make any administrative determinations under any equity plan adopted by Liberate to provide awards to Board members (a "Director Plan"). However, the terms of any Director Plan shall govern all awards granted under such plan, and no discretionary decisions shall be made by the Committee under any Director Plan.

        C.    Commission any necessary studies or surveys concerning the levels of executive compensation payable in the industry in which Liberate is engaged and in other related industries and obtain recommendations from outside consultants concerning competitive pay programs, as appropriate.

        D.    Approve amendments to the Purchase Plan, Equity Plan, and any Future Equity Plans, except that it shall not have the authority to increase the share reserve under any plan.

        E.    Prepare the reports on executive compensation and option repricings required by Item 402 of Regulation S-K.

        F.    Approve compensation (including the adjustment of base salary each year) and all bonus and other incentive compensation programs for Liberate's executive officers, and authorize all awards to such individuals under those programs.

        G.    Oversee all of Liberate's employee benefit plans, including any Internal Revenue Code Section 401(k) savings plan (a "401(k) Plan"), any Internal Revenue Code Section 125 cafeteria benefit plan, any profit-sharing program (whether payable on a current or deferred basis), and all pension and other deferred compensation plans. Regular administration shall be performed by Liberate management and, in the case of any 401(k) Plan, the 401(k) Administrative Committee previously established by the Committee.

        H.    Approve all perquisites, equity incentive awards, special cash payments (including relocation expenses) or loans made or paid to Liberate's executive officers.

        I.    Make this Charter public in filings with the Securities and Exchange Commission.

III.  MEETINGS

        The Compensation Committee shall meet with the Chief Executive Officer at the start of each fiscal year to discuss the incentive compensation programs to be in effect for such fiscal year and the performance targets triggering payout under those programs. At the end of each fiscal year, the Committee shall meet to review performance under those programs and award bonuses thereunder. At that time, the Committee shall also review base salary levels and approve increases. The overall performance of Liberate's employee benefit plans will be reviewed at least annually. The Committee shall convene periodically as necessary to act upon any other matters within its jurisdiction under this Charter, and may take action by unanimous written consent.

IV.  MINUTES

        Minutes shall be kept of each meeting of the Committee and will be provided to each member of the Board upon request. Any action of the Committee, other than equity awards, shall be subject to revision, modification, or rescission by the Board.

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  EXHIBIT 99.5
LIBERATE TECHNOLOGIES COMPENSATION COMMITTEE CHARTER